Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2021

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2021	December 31, 2020	March 31, 2020	March 31, 2021	March 31, 2020
	Income from operations
	a) Revenue	162,454	156,700	157,110	619,430	610,232
	b) Other operating income/(loss), net	—	—	395	(81)	1,144
	c) Foreign exchange gains	886	566	993	2,995	3,169

I	Total income from operations	163,340	157,266	158,498	622,344	614,545

	Expenses
	a) Purchase of stock-in-trade	2,064	1,461	2,937	6,957	9,360
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	36	(227)	208	315	2,022
	c) Employee benefit expense	86,172	82,769	85,448	332,371	326,571
	d) Depreciation, amortization and impairment	6,995	7,927	5,798	27,656	20,862
	e) Sub-contracting/ technical fees	21,494	20,657	22,771	83,609	90,521
	f) Facility expenses	5,288	4,996	5,071	20,255	19,733
	g) Travel	1,310	1,394	4,031	5,258	18,169
	h) Communication	1,452	1,462	1,317	6,069	4,812
	i) Legal and professional fees	1,589	1,437	1,256	5,561	4,733
	j) Marketing and brand building	332	283	579	1,011	2,532
	k) Lifetime expected credit loss	(109)	(230)	394	1,506	1,043
	l) Other expenses	2,550	1,524	2,299	8,723	8,457

II	Total expenses	129,173	123,453	132,109	499,291	508,815

III	Finance expenses	1,122	1,400	1,653	5,088	7,328
IV	Finance and Other Income	4,447	5,975	4,907	20,912	24,081
V	Share of net profit/(loss) of associates accounted for using the equity method	4	101	13	130	29

VI	Profit before tax [I-II-III+IV+V]	37,496	38,489	29,656	139,007	122,512

VII	Tax expense	7,755	8,524	6,205	30,345	24,799

VIII	Profit for the period [VI-VII]	29,741	29,965	23,451	108,662	97,713

IX	Total Other comprehensive income	(616)	1,624	1,724	6,679	4,613

	Total comprehensive income for the period [VIII+IX]	29,125	31,589	25,175	115,341	102,326

X	Profit for the period attributable to:
	Equity holders of the Company	29,721	29,667	23,260	107,946	97,218
	Non-controlling Interests	20	298	191	716	495

		29,741	29,965	23,451	108,662	97,713

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	29,105	31,306	24,880	114,678	101,673
	Non-controlling Interests	20	283	295	663	653

		29,125	31,589	25,175	115,341	102,326

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,958	11,431	11,427	10,958	11,427
XII	Reserves excluding revaluation reserves and Non-controlling Interests as per balance sheet				542,137	546,031
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three months ended periods are not annualized)
	Basic (in ₹)	5.39	5.21	4.09	19.11	16.67
	Diluted (in ₹)	5.38	5.17	4.07	19.07	16.62

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on April 15, 2021. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results. Since the financial results of the Company for the three months and year ended March 31, 2021 are audited, regulation 33(3)(e) of SEBI (LODR) Regulations, 2015 is not applicable.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at March 31, 2021 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Mortgage Solutions LLC (formerly known as Opus Capital Markets Consultants, LLC)	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. (formerly known as Appirio, Inc) **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. (Formerly known as Rational Interaction, Inc) **	USA
		Wipro VLSI Design Services, LLC (formerly known as Eximius Design, LLC)	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

	Wipro 4C NV		Belgium

		Wipro 4C Danmark ApS (formerly known as 4C Danmark ApS)	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) **	U.K.
		Wipro 4C Consulting France SAS (formerly known as 4C Consulting France)	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile

		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Servicos de Tecnologia Ltda	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. W.L.L (formerly known as Wipro Bahrain Limited Co. S.P.C.)		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

Eximius Design India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc. (formerly known as Appirio, Inc), Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc) and Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH (formerly known as Cellent GmbH)	Austria

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

	Wipro do Brasil Servicos Ltda (formerly known as IVIA Serviços De Informática ltda)		Brazil

Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc. (formerly known as Appirio, Inc)			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited (formerly known as Appirio Ltd)		Ireland
		Wipro Appirio UK Limited (formerly known as Appirio Ltd)	U.K.

Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc)			USA
	Rational Consulting Australia Pty Ltd		Australia
	Wipro Designit Services Limited (formerly known as Rational Interaction Limited)		Ireland

Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited)			U.K.
	CloudSocius DMCC		UAE

As at March 31, 2021, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consist of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consist of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three months ended December 31, 2020, March 31, 2020 and year ended March 31, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to respective SMUs based on the location of the customers primary buying center of the services. With respect to certain strategic global customers, while the revenue is generated from multiple countries based on customer’s buying centers, the total revenue related to these strategic global customers have been attributed to a single SMU based on the geographical location of key decision makers.

Prior to this change, IT services segment was organized by seven industry vertical, Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Key service offerings to customers include software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, and year ended March 31, 2021 and March 31, 2020 are as follows:

	Three months ended			Year ended
Particulars	March 31, 2021	December 31, 2020	March 31, 2020	March 31, 2021	March 31, 2020
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	46,510	45,015	45,977	178,091	176,115
Americas 2	46,475	44,702	45,418	179,821	181,481
Europe	45,107	42,880	41,104	165,441	157,526
APMEA	20,825	20,717	20,395	82,462	78,676

Total of IT Services	158,917	153,314	152,894	605,815	593,798
IT Products	2,117	1,563	3,266	7,685	11,657
ISRE	2,302	2,388	1,931	8,912	7,950
Reconciling Items	4	1	12	13	(4)

Total Revenue	163,340	157,266	158,103	622,425	613,401

Other operating income/(loss), net
IT Services	—	—	395	(81)	1,144

Total Other operating income/(loss), net	—	—	395	(81)	1,144

Segment Result
IT Services
Americas 1	9,863	8,095	7,324	33,040	27,289
Americas 2	10,500	10,216	9,008	41,589	34,341
Europe	8,704	9,251	7,181	31,673	27,617
APMEA	3,074	2,765	2,426	11,476	9,550
Unallocated	1,257	2,944	609	5,153	7,732
Other operating income/(loss), net	—	—	395	(81)	1,144

Total of IT Services	33,398	33,271	26,943	122,850	107,673

IT Products	145	78	145	45	(323)
ISRE	587	471	(510)	1,061	(1,849)
Reconciling Items	37	(7)	(189)	(903)	229

Total	34,167	33,813	26,389	123,053	105,730
Finance Expense	(1,122)	(1,400)	(1,653)	(5,088)	(7,328)
Finance and Other Income	4,447	5,975	4,907	20,912	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	4	101	13	130	29

Profit before tax	37,496	38,489	29,656	139,007	122,512

Notes

a)

Effective January 1, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of accelerated amortization as per IFRS 2. Segment information for the three months ended December 31, 2020 and March 31, 2020 and year ended March 31, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 886, ₹ 566 and ₹ 993 for the three months ended March 31, 2021, December 31, 2020, March 31, 2020 respectively, and ₹ 2,995 and ₹ 3,169 for the year ended March 31, 2021 and 2020 respectively, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

e)

During the three months ended March 31, 2021, December 31, 2020 and year ended March 31, 2021, the Company has contributed ₹ Nil, ₹ Nil, and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

f)

Other operating income/(loss) of ₹ Nil, ₹ Nil and ₹ 395 is included as part of IT Services segment results for three months ended March 31, 2021, December 31, 2020 and March 31, 2020 respectively, and ₹ (81) and ₹ 1,144 for the year ended March 31, 2021 and 2020 respectively. Refer to Note 6

g)

Segment results for the three months ended March 31, 2021, and December 31, 2020 and year ended March 31, 2021, are after considering the impact of impairment charge of ₹ Nil, ₹ 990 and ₹ 1,250 in Americas 1 and ₹ Nil, ₹ Nil and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ Nil, ₹ 674 and ₹ 674 for the three months ended March 31, 2021, and December 31, 2020 and year ended March 31, 2021, respectively towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil, ₹ Nil and ₹ 302 for the three months ended March 31, 2021, and December 31, 2020 and year ended March 31, 2021, respectively is included under unallocated.

h)

Segment results for the three months and year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination.

6.	Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ Nil, ₹ Nil and ₹ 395 for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020 respectively, and ₹ (81) and ₹ 992 for the year ended March 31, 2021 and March 31, 2020 respectively, has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ Nil for the three months ended March 31, 2020 and ₹ 152 for the year ended March 31, 2020, has been recognized under other operating income/(loss), net.

7.	Business combination

During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration of ₹ 13,724. These include (a) ₹ 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil (b) ₹ 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East (c) ₹ 841 towards acquisition of Encore Theme Technologies Private Limited (“ETT’), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and (d) ₹ 5,972 towards acquisition of Eximius Design, LLC and and Eximius Design India Private Limited (“Eximius’) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	1,324
Customer related intangibles		2,460
Marketing related intangibles		828
Deferred tax liabilities on intangible assets		(432)

Total	₹	4,180
Goodwill		9,544

Total purchase price	₹	13,724

The total consideration for IVIA includes a deferred earn-out component of ₹ 497, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 and recorded as part of provisional purchase price allocation.

The total consideration for ETT includes a deferred earn-out component of ₹ 305, which is linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 196 and recorded as part of provisional purchase price allocation.

The total consideration for Eximius includes a deferred earn-out component of ₹ 1,738, which is linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,637 and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 1,000 of cash and cash equivalents and trade receivables valued at ₹ 1,157.

The goodwill of ₹ 9,544 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States.

The pro-forma effects of these business combinations on the Company’s results were not material.

8.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

9.	Consolidated Balance Sheet:

	As at March 31, 2020	As at March 31, 2021
ASSETS
Goodwill	131,012	139,127
Intangible assets	16,362	13,085
Property, plant and equipment	81,120	85,192
Right-of-use assets	16,748	16,420
Financial assets
Derivative assets	—	16
Investments	9,302	10,576
Trade receivables	6,049	4,358
Other financial assets	5,881	6,088
Investments accounted for using the equity method	1,383	1,464
Deferred tax assets	6,005	1,664
Non-current tax assets	11,414	14,323
Other non-current assets	11,935	15,935

Total non-current assets	297,211	308,248

Inventories	1,865	1,064
Financial assets
Derivative assets	3,025	4,064
Investments	189,635	175,707
Cash and cash equivalents	144,499	169,793
Trade receivables	104,474	94,298
Unbilled receivables	25,209	27,124
Other financial assets	8,614	7,245
Contract assets	17,143	16,507
Current tax assets	2,882	2,461
Other current assets	22,505	24,923

Total current assets	519,851	523,186

TOTAL ASSETS	817,062	831,434

EQUITY
Share capital	11,427	10,958
Share premium	1,275	714
Retained earnings	476,103	466,692
Share-based payment reserve	1,550	3,071
SEZ Re-investment reserve	43,804	41,154
Other components of equity	23,299	30,506

Equity attributable to the equity holders of the Company	557,458	553,095
Non-controlling interests	1,875	1,498

TOTAL EQUITY	559,333	554,593

LIABILITIES
Financial liabilities
Loans and borrowings	4,840	7,458
Derivative liabilities	138	—
Lease liabilities	12,638	13,513
Other financial liabilities	151	2,291
Deferred tax liabilities	2,825	4,633
Non-current tax liabilities	13,205	11,069
Other non-current liabilities	7,537	7,835
Provisions	2	2

Total non-current liabilities	41,336	46,801

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	75,874
Derivative liabilities	7,231	1,070
Trade payables and accrued expenses	78,129	78,870
Lease liabilities	6,560	7,669
Other financial liabilities	899	1,470
Contract liabilities	18,775	22,535
Current tax liabilities	11,731	17,324
Other current liabilities	19,254	24,552
Provisions	612	676

Total current liabilities	216,393	230,040

TOTAL LIABILITIES	257,729	276,841

TOTAL EQUITY AND LIABILITIES	817,062	831,434

10.	Consolidated statement of cash flows:

	Year ended March 31,
	2020	2021
Cash flows from operating activities:
Profit for the year	97,713	108,662
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(11)	(516)
Depreciation, amortization and impairment expense	20,862	27,656
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	6,376	(2,251)
Share-based compensation expense	1,262	2,310
Share of net profit of associates accounted for using equity method	(29)	(130)
Income tax expense	24,799	30,345
Finance and other income, net of finance expenses	(18,945)	(16,614)
(Gain)/loss from sale of business	(1,144)	81
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(3,327)	12,848
Unbilled receivables and contract assets	(3,561)	(1,062)
Inventories	2,085	803
Other assets	(80)	931
Trade payables, accrued expenses, other liabilities and provisions	(12,401)	5,698
Contract liabilities	(6,572)	3,704

Cash generated from operating activities before taxes	107,027	172,465
Income taxes paid, net	(6,384)	(24,915)

Net cash generated from operating activities	100,643	147,550

Cash flows from investing activities:
Purchase of property, plant and equipment	(23,497)	(19,577)
Proceeds from sale of property, plant and equipment	1,270	753
Purchase of investments	(1,178,247)	(1,172,251)
Proceeds from sale of investments	1,212,826	1,189,059
Payment for business acquisitions including deposits and escrow, net of cash acquired	(10,003)	(9,873)
Proceeds from sale of business	7,459	—
Interest received	23,837	19,624
Dividend received	367	4

Net cash generated from investing activities	34,012	7,739

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	14	6
Repayment of loans and borrowings	(132,380)	(97,206)
Proceeds from loans and borrowings	106,342	103,418
Repayment of lease liabilities	(6,784)	(8,660)
Payment for buy back of shares, including transaction cost	(105,311)	(95,199)
Payment of tax on buyback of shares	—	(21,445)
Interest paid	(4,601)	(3,335)
Payment of cash dividend	(5,689)	(5,459)
Payment of tax on cash dividend	(1,174)	—
Payment of cash dividend to Non-controlling interests holder	(1,415)	(960)

Net cash used in financing activities	(150,998)	(128,840)

Net increase in cash and cash equivalents during the year	(16,343)	26,449
Effect of exchange rate changes on cash and cash equivalents	1,922	(890)
Cash and cash equivalents at the beginning of the year	158,525	144,104

Cash and cash equivalents at the end of the period	144,104	169,663

11.	Buyback of equity shares

During the year ended March 31, 2021, the Company has concluded the buyback of 237,500,000 equity shares (at a price of ₹ 400 per equity share) as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ₹ 116,445 (including tax on buyback of ₹ 21,445). In line with the requirement of the Companies Act 2013, an amount of ₹ 1,427 and ₹ 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 475.

12.

Earnings per share for each of the three months ended June 30, September 30, December 31 and March 31 will not add up to earnings per share for the year ended March 31, 2021, on account of buyback of equity shares.

13.

On December 22, 2020, as part of strategic partnership, the Company entered into a definitive agreement to acquire the IT units of Metro AG in Germany and Romania. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The Company paid an advance of ₹ 4,463 (Euro 52 million) towards purchase of net assets.

14.

On March 4, 2021, the Company entered into a definitive agreement to acquire CAPCO, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific for a total consideration of USD 1,450 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2021.

15.	Events after the reporting period

On April 1, 2021, the Company entered into a definitive agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services for a total consideration of AUD 150 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2021.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 15, 2021	Rishad A. Premji Chairman